New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax
CONFIDENTIAL

October 29, 2020

Re:	Cosan S.A. Draft Registration Statement on Form F-4 Submitted October 2, 2020 CIK No. 0001430162

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Loan Lauren Nguyen, Legal Branch Chief Anuja Majmudar, Staff Attorney

Ladies and Gentlemen:

On behalf of our client, Cosan S.A., a sociedade por ações, a stock corporation organized under the laws of Federative Republic of Brazil (“CSAN” or the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated October 23, 2020 (the “Comment Letter”). On October 2, 2020, the Company confidentially submitted a draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to a proposed registration of the offering of the Company’s common stock in connection with a proposed business combination transaction via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential nonpublic review. The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Draft Registration Statement.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	October 29, 2020

Questions and Answers About the Merger and the CZZ Special Meeting Questions and Answers About the Merger, page xii

1.	We note the disclosure that the Companies’ board of directors have established special independent committees to negotiate the exchange ratios for the exchange of (i) CZZ for CSAN ADSs; and (ii) CLOG for CSAN shares. Please include a question and answer and disclosure in your summary section regarding the factors the special independent committees considered in determining the exchange ratio and update your disclosures regarding the exchange ratio throughout, as appropriate.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages xv, 4 and 32 of Amendment No. 1 in response to the above comment.

2.	We note the disclosure that the Proposed Transaction is being proposed by CSAN and CZZ because the new corporate structure of CSAN’s Group “will facilitate future opportunities of fundraising, including by means of public offers of other companies in the group.” Please expand your disclosure to explain this statement. In this regard, explain why the new corporate structure will facilitate future fundraising that would be different from your current corporate structure and provide additional details on how it will facilitate the “public offers of other companies in the group.” Also revise disclosures at page 33 accordingly.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages xii, 33 and 39 of Amendment No. 1 in response to the above comment.

Material Tax Considerations, page 41

3.	We note that you state in your registration statement that you expect the merger to qualify as a “reorganization” under Section 368(a) of the U.S. Tax Code. It appears that you have included tax representations as to tax consequences that may be material to investors. Please clarify here that the tax representations are opinions of counsel and file as an exhibit to your registration statement an opinion of counsel with respect to the material tax consequences, including the representation that the merger is intended to qualify as a “reorganization,” or provide us with an analysis as to why you do not believe you are required to do so. See Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III.A.2 of Staff Legal Bulletin 19.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on page 41 of Amendment No. 1 and have submitted the form of opinion of counsel as Exhibit 8.1 to Amendment No. 1 that will be executed and publicly filed.

Shareholder Voting Rights, page 85

4.	We note that under Bermuda law and CZZ’s bylaws, shareholders may act by written consent. We note your disclosure that under Brazilian law, “except as otherwise provided in the CSAN By-Laws or under the Brazilian Corporation Law, resolutions submitted to the shareholders’ meetings may be approved by a majority of the shareholder votes validly cast

Division of Corporation Finance U.S. Securities and Exchange Commission	3	October 29, 2020

in favor of such action, with abstentions not taken into account.” Please expand the risk factor at page 12 to disclose that under Brazilian law shareholders may not act solely by written consent or advise.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on page 12 of Amendment No. 1 in response to the above comment.

* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Marcelo Eduardo Martins, Chief Financial and Investor Relations Officer of Cosan Limited, Cosan S.A. and Cosan Logística S.A.
Maria Rita de Carvalho Drummond, General Counsel of Cosan Limited, Legal Vice President of Cosan S.A. and Cosan Logística S.A.

Rafael Suzano, Controller, Cosan Limited

Fabian Junqueira Sousa, KPMG Auditores Independentes

Marcos Alexandre Silveira Pupo, Ernst & Young Auditores Independentes S.S.